SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G
(Rule 13-d-102)

Global Power Equipment Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

37941P306

(CUSIP Number of Class of Securities)

July 1, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  RULE 13d-1(b)
☒  RULE 13d-1(c)
☐  RULE 13d-1(d)

CUSIP NO.  37941P306

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
   (a)
   (b)☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization:  Delaware

NUMBER OF SHARES	5) Sole Voting Power:
266,178 Shares
BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
0
PERSON WITH
7) Sole Dispositive Power:
266,178 Shares

8) Shared Dispositive Power
0

9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
266,178 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.7%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 37941P306

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P. I

2) Check the Appropriate Box If a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4)  Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
402,988 Shares
BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
402,988 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
402,988 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
2.6%

12) Type of Reporting Person: PN

CUSIP NO. 37941P306

1) Name of Reporting Person

Wynnefield Small Cap Value Offshore Fund, Ltd.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:  Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
185,322 Shares
BENEFICIALLY OWNED BY
EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
185,322 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
185,322 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.2%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 37941P306

1) Name of Reporting Person

Channel Partnership II, L.P.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:  Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
27,777 Shares
BENEFICIALLY OWNED BY
EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
27,777 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
  27,777 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.2%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 37941P306

1) Name of Reporting Person

Wynnefield Capital, Inc. Profit Sharing Plan

2) Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:  Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
11,111 Shares
BENEFICIALLY OWNED BY
EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
11,111 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
11,111 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.1%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 37941P306

1) Name of Reporting Person

Wynnefield Capital Management, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:  New York

NUMBER OF SHARES	5) Sole Voting Power:
669,166 Shares (1)
BENEFICIALLY OWNED BY
EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
669,166 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
669,166 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
4.3% (1)

12) Type of Reporting Person: OO (Limited Liability Company)

(1)  Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 37941P306

1) Name of Reporting Person

Wynnefield Capital, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:  Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
185,322 Shares (1)
BENEFICIALLY OWNED BY
EACH REPORTING	6) Shared Voting Power
PERSON WITH
7) Sole Dispositive Power:
185,322 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
185,322 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.2% (1)

12) Type of Reporting Person (See Instructions) CO

(1)  Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 37941P306

1) Name of Reporting Person

Nelson Obus

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
   (a)
   (b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization:  USA

NUMBER OF SHARES	5) Sole Voting Power:
893,376 Shares (1)
BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
0
PERSON WITH
7) Sole Dispositive Power:
893,376 Shares (1)

8) Shared Dispositive Power
0

9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
893,376 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
5.8%

12) Type of Reporting Person (See Instructions) IN

(1)           Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund).  The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 13(g) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO.  37941P306

1) Name of Reporting Person

Joshua Landes

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
   (a)
   (b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization:  USA

NUMBER OF SHARES	5) Sole Voting Power:
854,488 Shares (1)
BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
0
PERSON WITH
7) Sole Dispositive Power:
854,488 Shares (1)

8) Shared Dispositive Power
0

9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
854,488 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
5.5%

12) Type of Reporting Person (See Instructions) IN

(1)           Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 13(g) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

ITEM 1(a).  Name of Issuer:

Global Power Equipment Group Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

5199 N. Mingo Road, Tulsa, Oklahoma 74117

ITEM 2(a).  Names of Persons Filing:

Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")

Channel Partnership II, L.P. (“Channel”)

Wynnefield Capital, Inc. Profit Sharing Plan (the “Plan”)

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Nelson Obus

Joshua Landes

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).  Citizenship:

Partners and  Partners I  are Delaware limited partnerships.

Fund and WCI are Cayman Islands companies.

WCM and Channel are New York limited liability companies.

The Plan is a Delaware corporation.

Mr. Obus is a United States citizen.

Mr. Landes is a United States citizen.

ITEM 2(d).  Title of Class of Securities:

Common Stock, $0.01 Par Value Per Share

ITEM 2(e).  CUSIP Number:          37941P306

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  893,376 Shares

(b) Percent of class:  5.8% of Common Stock.

(c) Number of shares as to which the reporting persons have:
(i)   sole power to vote or to direct the vote:
893,376 Shares
(ii)  shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition:
893,376 Shares
(iv) shared power to dispose or to direct the disposition:

ITEM 5.  Ownership of five percent or less of a class.

Not applicable.

ITEM 6.  Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.  Identification and classification of members of the group.

See Item 2 (a) - (c).

ITEM 9.  Notice of dissolution of group.

Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated:   October 22, 2010
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

	By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

	By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually